FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of May, 2003

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐;

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☑        No ☐;

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                   .

Consolidated Statements of Operations
Summary of cash-flows
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE

First quarter 2003 results

Global stability of revenues and net result
despite a lower US dollar

Paris, May 15th 2003

Compagnie Générale de Géophysique (SRD : 12016 — NYSE : GGY) published today its consolidated results for the first quarter of 2003.

Consolidated Statements of Operations

Million of Euros	Period ended March 31st

	2003	2002

Operating revenues	156.7	157.8
Operating profit (loss)	3.4	7.1
Income (loss) from equity investments	3.0	0.2
Goodwill depreciation	(1.5)	(1.7)
Net interest expenses	(8.4)	(6.7)
Exchange gains (losses)	0.8	(1.5)
Income taxes	(2.7)	(2.9)
Minority interest	(0.1)	(0.1)
Net income (loss)	(5.5)	(5.6)

Earnings per share (Euros)	(0.47)	(0.48)

Segment information
Operating revenues
Services	125.7	107.2
Products	37.7	61.8
Eliminations	(6.7)	(11.2)
Total	156.7	157.8
Operating profit (loss)
Services	1.2	0.2
Products	5.2	11.8
Corporate	(2.7)	(2.5)
Eliminations	(0.3)	(2.4)
Total	3.4	7.1

Revenues:

At Euros 156.7 million (USD 167.7 million), revenues for the first quarter of 2003 are stable in Euros and up 22% in USD compared to Euros 157.8 million (USD 137.2 million) for the first quarter of 2002.

Total revenues for Geophysical Services for the first quarter 2003 are Euros 126 million (USD 134 million), up 17% in Euros and 44% in USD compared to Euros 107 million (USD 93 million) for the first quarter of 2002.

The Land activity saw its total sales for the first quarter 2003 increase by 46% in Euros and 80% in dollars to Euros 51 million (USD 55 million) compared to Euros 35 million (USD 31 million) for the first quarter of 2002. On average, 14 crews were in operation across the period, compared to 12 last year. This strong relative increase results from the comparison of a sustained level of activity in the first quarter of 2003 with an exceptionally low quarter one 2002 in an otherwise globally stable market. The Offshore activity at Euros 46 million (USD 50 million) for the first quarter 2003, was up 13 % in Euros and 39% in dollars compared to Euros 41 million (USD 36 million) for the first quarter of 2002, reflecting in particular a high level of average pre-commitment on multi-clients surveys. The net book value of the offshore seismic data library at the end of March is USD 127 million, sequentially stable compared to year-end 2002.

The Processing Reservoir activity at Euros 28 million (USD 30 million) for the first quarter 2003 saw its total net sales decrease 10% in Euros and increase 10% in USD compared to Euros 31 million (USD 27 million) for the first quarter of 2002 in a market where CGG maintains a strong position through technical differentiation and quality of dedicated services.

For the first quarter 2003, Sercel total sales were Euros 38 million (USD 41 million), down 39% in Euros and down 24% in USD compared to Euros 62 million (USD 54 million) for the first quarter of 2002. External sales for the first quarter 2003 are Euros 31 million (USD 34 million). Within a market having probably reached its lowest point during the quarter, Sercel maintained a satisfactory operating performance.

Operating Result:

Taking into account an estimated € 11 million negative impact resulting from a lower dollar / euro exchange rate, the first quarter 2003 operating result shows a Euros 3.4 million profit compared to Euros 7.1 million for the first quarter of 2002. This change in dollar to euro exchange rate has more visibly affected Sercel with an operating result down to € 5.2 million, a 14% operating margin, from € 11.8 million last year. Including Argas, Services improved significantly their operating performance to a € 4.2 million profit compared to € 0.8 million last year.

Adjusted EBITDA:

The adjusted EBITDA for the first quarter 2003 is Euros 46.7 million, 30% of the revenues and up 15% compared to last year.

Summary of cash-flows

	Period ended March 31st

	2003	2002

Cash flow from operations	48.2	64.2
Capital expenditures	(9.4)	(17.1)
Investment in library	(32.3)	(31.5)

Adjusted EBITDA	46.7	40.5

Net Result:

Net result for the first quarter 2003 is a Euros 5.5 million loss, compared to a Euros 5.6 million loss for the first quarter 2002.

Balance sheet items:

As of March 31ST 2003, net equity stands at € 425 million and net debt at € 187 million representing a 44% gearing ratio. The decrease of € 14 million in net debt compared to year end 2002 essentially results from the positive impact of the € 39 million partial insurance payments related to the Mistral loss, compounded by a substantial working capital increase, with cash flow from operations otherwise more than balancing investments. The company has recently engaged into a litigation process in connection with an outstanding late payment for an amount of € 10 million relating to a marine seismic acquisition contract. Although no guarantee can be given, Company believes that this total amount will be eventually recovered on the basis of a strong contractual and legal position as well as solvability of third party concerned. No provision related to this issue has therefore been included in the company’s accounts.

Equity and net debt

	Period ended March 31st

	2003	2002

Shareholders’ equity	425.2	437.5
Net debt	187.5	201.7
Gearing ratio	44.1%	46.1%

Backlog and 2003 perspective:

The backlog as of May 1st 2003 stands at US$254 million down from US$290 million reported on March 1st 2003. This significant decrease concerns principally the land acquisition backlog affected by the weak commercial activity which prevailed throughout the quarter in connection with the troubled international situation. This should translate into a low level of revenues for land acquisition in third quarter 2003 with a rebound expected for fourth quarter. Overall, the company foresees a stability of services revenues in 2003 compared to 2002. In the seismic equipment sector, Sercel after a slow first quarter, expects its activity to gradually increase across the next three quarters on the back of its technological leadership and renewed international market demand for its products.

___________________

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

The Company will hold two international conference call on Thursday the 15th of May.
A conference call in French is scheduled at 6:00 pm (Paris Time). For active participation please dial: 33-1-70 99 32 12 or 44 20 71 62 01 25.
A conference call in English is scheduled at 4:30 pm continental European time and 10:30 am US Eastern Time.
For active participation. dial: From the US: (800) 289 0730; outside the US: 1 (913)- 981 5509 mention title: CGG results for the first quarter 2003
Both conference call are available for listening only on the CGG website at www.cggg.com

To follow the conference call, you can download the presentation from our web site.

Contact:	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10

Email: invrel@cgg.com
Internet: www.cgg.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

SIGNATURES

pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS

Date: May 15th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /

*Print the name and title of the signing officer under his signature.